CONFORMED COPY


==========================================================================


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 7)

                 Under the Securities Exchange Act of 1934


                         ARV Assisted Living, Inc.
                             (Name of Company)

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                                 00204C107
                               (CUSIP Number)


                            Marjorie Reifenberg
                       Prometheus Assisted Living LLC
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               August 1, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D



CUSIP No. 00204C107                                   Page 2  of  9  Pages


1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                       Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                  (b) [x]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
                         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

   NUMBER OF                 7            SOLE VOTING POWER
    SHARES                                7,595,069
 BENEFICIALLY                8            SHARED VOTING POWER
OWNED BY EACH                             -0-
  REPORTING
 PERSON WITH                 9            SOLE DISPOSITIVE POWER
                                          7,595,069

                             10           SHARED DISPOSITIVE POWER
                                          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,595,069 shares of Common Stock


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14  TYPE OF REPORTING PERSON*
         OO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 00204C107                                   Page 3  of  9  Pages


1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

              LF Strategic Realty Investors II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                  (b) [x]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
                       OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

  NUMBER OF           7           SOLE VOTING POWER
    SHARES                        7,595,069
 BENEFICIALLY
   OWNED BY           8           SHARED VOTING POWER
     EACH                         -0-
  REPORTING
 PERSON WITH          9           SOLE DISPOSITIVE POWER
                                  7,595,069

                      10          SHARED DISPOSITIVE POWER
                                  -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,595,069 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14   TYPE OF REPORTING PERSON*
          PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D


CUSIP No. 00204C107                                  Page 4  of  9  Pages


1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

              LFSRI II Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                 (b) [x]
3   SEC USE ONLY'

4   SOURCE OF FUNDS*
                       OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

  NUMBER OF                 7            SOLE VOTING POWER
    SHARES                               7,595,069
BENEFICIALLY
  OWNED BY                  8            SHARED VOTING POWER
    EACH                                 -0-
  REPORTING                 9            SOLE DISPOSITIVE POWER
 PERSON WITH                             7,595,069

                            10           SHARED DISPOSITIVE POWER
                                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,595,069 shares of Common Stock


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14   TYPE OF REPORTING PERSON*
           PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 00204C107                                  Page 5  of  9  Pages


1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                LFSRI II CADIM Alternative Partnership L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
                       OO, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

  NUMBER OF                 7            SOLE VOTING POWER
    SHARES                               7,595,069
 BENEFICIALLY
   OWNED BY                 8            SHARED VOTING POWER
     EACH                                -0-
  REPORTING
 PERSON WITH                9            SOLE DISPOSITIVE POWER
                                         7,595,069

                            10           SHARED DISPOSITIVE POWER
                                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,595,069 shares of Common Stock


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14   TYPE OF REPORTING PERSON*
           PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 00204C107                                Page  6   of  9  Pages


1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

            Lazard Freres Real Estate Investors L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                 (b)  [x]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

                     OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

  NUMBER OF                 7            SOLE VOTING POWER
    SHARES                               7,595,069
 BENEFICIALLY               8            SHARED VOTING POWER
OWNED BY EACH                            -0-
  REPORTING
 PERSON WITH                9            SOLE DISPOSITIVE POWER
                                         7,595,069

                            10           SHARED DISPOSITIVE POWER
                                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,595,069 shares of Common Stock


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14   TYPE OF REPORTING PERSON*
          OO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Company

          This Amendment No. 7 to Schedule 13D (this "Amendment"), is filed by LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM") and Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"). As previously reported in the Schedule 13D filed on July 23, 1997, by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and Prometheus (as amended, the "Initial Schedule 13D"), pursuant to a Stock Purchase Agreement dated as of July 14, 1997, by and between ARV Assisted Living, Inc. (the "Company"), LFREI and Prometheus (as amended, the "Stock Purchase Agreement"), Prometheus agreed to purchase certain shares of the common stock, no par value, of the Company (the "Common Stock"). This Amendment supplementally amends the Initial Schedule 13D. Capitalized terms used herein but not defined shall have the meanings assigned to such terms in the Initial Schedule 13D.

          This Amendment relates to the sale by LFSRI of a portion of its membership interest in Prometheus to LFSRI II AP and LFSRI CADIM pursuant to the Securities Purchase Agreement dated August 1, 1998, between LFSRI and LFSRI II AP (the "LFSRI II AP Purchase Agreement") and the Securities Purchase Agreement dated August 1, 1998, between LFSRI and LFSRI CADIM (the "LFSRI CADIM Purchase Agreement"), respectively. The Initial Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background

          On August 1, 1998, pursuant to the LFSRI II AP Purchase Agreement and the LFSRI CADIM Purchase Agreement, LFSRI transferred 10.3806% and 3.4602% of the membership interest in Prometheus to LFSRI II AP and LFSRI CADIM, respectively.

          LFSRI, LFSRI II AP and LFSRI CADIM are each comprised of institutional investors and have aggregate commitments from their respective partners to collectively provide them with aggregate capital contributions of approximately $1.521 billion. Both LFSRI II AP and LFSRI CADIM primarily engage in the business of investing in real estate related companies in which LFSRI has or will have an ownership interest. LFREI is the general partner of both LFSRI II AP and LFSRI CADIM.

          The principal business offices of LFSRI II AP, are located at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

Item 3.   Source and Amount of Funds or Other Consideration

          No change.

Item 4.   Purpose of Transaction

          No change.

Item 5.   Interest in Securities of the Company

          No change.

Item 6.   Contract, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

          No change.

Item 7.   Material to be Filed as Exhibits

          None.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             PROMETHEUS ASSISTED LIVING LLC

                              by   LF Strategic Realty Investors II
                                   L.P., as a member,

                                  by   Lazard Freres Real Estate
                                       Investors L.L.C., its general
                                       partner,

                                     by  /s/ JOHN A. MOORE
                                        ----------------------------
                                        Name:  John A. Moore
                                        Title: Principal


                             LF STRATEGIC REALTY INVESTORS II L.P.

                              by   Lazard Freres Real Estate
                                   Investors L.L.C., its general partner,

                                     by  /s/ JOHN A. MOORE
                                        ------------------------------
                                        Name:  John A. Moore
                                        Title: Principal


                             LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                              by   Lazard Freres Real Estate
                                   Investors L.L.C., its general partner,

                                     by  /s/ JOHN A. MOORE
                                        -------------------------------
                                        Name:  John A. Moore
                                        Title: Principal


                             LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                              by   Lazard Freres Real Estate
                                   Investors L.L.C., its general partner,

                                     by  /s/ JOHN A. MOORE
                                        --------------------------------
                                        Name:  John A. Moore
                                        Title: Principal

                             LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                      by  /s/ JOHN A. MOORE
                                         ----------------------------
                                         Name:  John A. Moore
                                         Title: Principal